mk

pw


SEC MAIL PROCESSING
RECEIVED
DEC 2 9 2010
189
WASH, DC SECTION

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER

8-68135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


10032947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 4, 2009 (MM/DD/YY) **AND ENDING** September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JCRA FINANCIAL LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Penn Plaza, 23rd Floor
(No. and Street)

New York (City) | NY (state) | 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Kloehn | 201-604-2427
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state *last, first, middle name*)

2015 Lincoln Highway (Address) | Edison (City) | NJ (state) | 08818 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/2
2/17

OATH OR AFFIRMATION

I William Kloehn swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JCRA Financial LLC as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

CEO
Title



Notary Public


STEPHEN D BOUFFARD
Notary Public
State of New Jersey
My Commission Expires Aug 17, 2015

This report contains (check all applicable boxes):**

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g)Computation of Net Capital.
- [x] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m)A copy of the SIPC Supplemental Report.
- [x] (n) A report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JCRA Financial LLC

Financial Statements
and Supplementary Information

For the Period September 4, 2009 through
September 30, 2009
and Year Ended September 30, 2010

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
2015 Lincoln Highway
P.O. Box 988
Edison, NJ 08818
T 732.287.1000
F 732.287.3200

www.eisneramper.com

Independent Auditors' Report

To the Members of
JCRA Financial LLC

We have audited the accompanying statement of financial condition of JCRA Financial LLC (the "Company") as of September 30, 2010 and the related statements of operations, changes in members' equity and cash flows for the period September 4, 2009 through September 30, 2009 and the year ended September 30, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JCRA Financial LLC as of September 30, 2010 and the results of its operations and its cash flows for the period September 4, 2009 through September 30, 2009 and the year ended September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EisnerAmper LLP

Edison, New Jersey
November 30, 2010

JCRA Financial LLC
Statement of Financial Condition
As of September 30, 2010

Assets

Cash	$	109,744
Accounts receivable		133,350
Prepaid assets and other		18,845
Computer equipment, net of accumulated depreciation of $2,000		2,888
Total assets	$	264,827

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	52,135
Accounts payable to related parties		15,165
Total liabilities		67,300
Commitments and contingencies		-
Members' equity		
Contributed capital		932,000
Accumulated deficit		(734,473)
Total members' equity		197,527
Total liabilities and members' equity	$	264,827

See accompanying notes to financial statements.

JCRA Financial LLC
Statements of Operations

	For the Year Ended September 30, 2010	For the Period September 4, 2009 through September 30, 2009
Revenue		
Advisory services	$ 291,815	$ 9,400
Interest income	807	64
	292,622	9,464
Expenses		
Salaries and benefits	489,025	26,948
Office and general	45,225	355
Sales and marketing	27,524	11,649
Legal, professional, audit and accounting	22,650	500
Regulatory fees and expenses	2,917	471
Insurance	7,546	2,750
Interest payable	167	3
Other	1,075	-
Total expenses	596,129	42,676
Loss before income taxes	(303,507)	(33,212)
Provision for income taxes	-	-
Net loss	$ (303,507)	$ (33,212)

See accompanying notes to financial statements.

JCRA Financial LLC
Statements of Changes in Members' Equity
For the Period September 4, 2009 through September 30, 2009
and the Year Ended September 30, 2010

	Contributed Capital	Accumulated Deficit	Total Members' Equity
Balances, September 4, 2009	$ 572,000	$ (397,754)	$ 174,246
Net Loss	-	(33,212)	(33,212)
Balances, September 30, 2009	572,000	(430,966)	141,034
Contributed capital	360,000	-	360,000
Net Loss	-	(303,507)	(303,507)
Balances, September 30, 2010	$ 932,000	$ (734,473)	$ 197,527

See accompanying notes to financial statements.

JCRA Financial LLC
Statements of Cash Flows

	For the Year Ended September 30, 2010	For the Period September 4, 2009 through September 30, 2009
Cash flows from operating activities		
Net loss	$ (303,507)	$ (33,212)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,347	62
(Increase) decrease in operating activities		
Accounts receivable	(133,350)	-
Prepaid assets and other	(18,845)	-
Accounts payable and accrued expenses	(1,585)	13,993
Accounts payable to related parties	8,310	1,008
Net cash used in operating activities	(447,630)	(18,149)
Cash flows from investing activities:		
Computer equipment additions	(2,695)	-
Cash flows from financing activities:		
Capital contributions	360,000	-
Net change in cash	(90,325)	(18,149)
Cash, beginning of year / period	200,069	218,218
Cash, end of year / period	$ 109,744	$ 200,069
Supplemental Disclosure of Cash Flow Information		
Cash paid for		
Interest	$ 167	$ 3
Income taxes	$ 450	$ -

See accompanying notes to financial statements.

Note 1 - Organization and Operations

JCRA Financial LLC (the "Company") was organized as a Limited Liability Company on November 21, 2008 in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 2, 2009 and began operations on September 4, 2009, the Central Registration Depository ("CRD") membership effective date. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a majority-owned subsidiary of J.C. Rathbone Holdings Limited (the "Parent") a company resident in England. J.C. Rathbone Holdings Limited's primary UK operating company, J.C. Rathbone Associates Limited, is regulated by the UK's Financial Services Authority ("FSA").

The Company provides strategic advisory services regarding business operations and investment banking transactional services including structured finance advisory services and pricing execution. To date, the Company has not recognized any transaction based compensation (i.e. commissions) or performed services relating to any trading activity.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States.

Cash

Cash consists of amounts denominated in US dollars. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. At September 30, 2010 amounts held in cash accounts did not exceed federally insured limits.

Foreign Exchange

The Company has determined that the functional currency for the Company is the US dollar. Therefore, the Company translates foreign currency amounts at the exchange rate at the end of the period with the resulting gain or loss on foreign currency included in the statement of operations as Other.

Income Taxes

The Company is a limited liability company, taxed as a partnership for federal and state tax purposes. New York City taxes limited liability companies at the entity level, however, because the Company is in a loss position no material amount of tax is deemed to be due. All taxes reflected on the Statement of Operations relate to state and local business taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company for 2009 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company provides strategic advisory services under time and material agreements with customers. Revenue under these agreements is recognized and billed as services are performed.

Depreciation

All computer equipment is being depreciated on a straight-line basis over its estimated useful lives.

Note 3 - Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2010, the Company had net capital of $42,444, which was $37,444 in excess of the FINRA minimum net capital requirement.

Note 4 - Concentration of Customer Revenues

For the year ended September 30, 2010 three customers accounted for 70% of the Company's revenue. These customers accounted for 100% of accounts receivable as of September 30, 2010. For the period September 4, 2009 through September 30, 2009 all revenue recognized related to one customer. Major customers are those that account for more than 10% of revenue.

Note 5 - Related Party Transactions

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain administrative expenses such as insurance, etc., on behalf of the Company for which the Parent is reimbursed. Additionally, the Company and Parent may, from time to time, work collaboratively whereby the Parent provides pricing and consultancy support to the Company, and will charge the Company for chargeable and recoverable hours worked, in accordance with the terms of the Agreement. The Company reimburses the Parent for these expenses and they have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition, in the amount of $9,100 as of September 30, 2010. For the period September 4, 2009 through September 30, 2009 and for the year ended September 30, 2010 such amounts expensed were $9,100 and $0, respectively.

Note 5 - Related Party Transactions (continued)

In the ordinary course of business the Company's employees may incur expenditures relating to services performed for the Company. These amounts are reimbursed through payroll. As of September 30, 2010, amounts not yet reimbursed have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition, in the amount of $6,000 as of September 30, 2010.

Note 6 - Commitments and Contingencies

Employment Agreements

The Company has employment agreements with 2 of its executives, with no specified term. These agreements provide for a base salary and general medical and dental benefits.

Operating Leases

The Company leases office space under two separate lease agreements. These agreements expire on December 31, 2010 and July 31, 2011 and require monthly rent payments of approximately $300 and $1,900, respectively.

Note 7 - Subsequent Events

The Company has evaluated events through the date that these financial statements were available to be issued.

JCRA Financial LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3
September 30, 2010

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

JCRA Financial LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended September 30, 2010

COMPUTATION OF NET CAPITAL		
Members' equity		$ 197,527
Less non-allowable assets:		
Accounts receivable, net	133,350	
Prepaid assets and other	18,845	
Computer equipment, net	2,888	
		155,083
Net Capital		$ 42,444
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	52,135	
Accounts payable to related parties	15,165	
Total aggregate indebtedness		$ 67,300
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtedness)		4,487
(b) Minimum net capital required of broker dealer		5,000
NET CAPITAL REQUIREMENT (Greater of (a) or (b))		$ 5,000
EXCESS NET CAPITAL		$ 37,444
EXCESS NET CAPITAL AT 1,000% (Net Capital - 10% of Aggregate Indebtedness)		$ 35,714
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.59 to 1

See Independent Auditors' Report.

JCRA Financial LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (continued)
September 30, 2010

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of September 30 , 2010)

NET CAPITAL - As reported in the Company's Part IIA (unaudited) FOCUS report	$	42,444
AUDIT ADJUSTMENTS		-
NET CAPITAL - September 30, 2010 (audited)	$	42,444

There are no material differences between the Company's computation of net capital and the focus filing.

See Independent Auditors' Report.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
2015 Lincoln Highway
P.O. Box 988
Edison, NJ 08818
T 732.287.1000
F 732.287.3200

www.eisneramper.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
JCRA Financial LLC

In planning and performing our audit of the financial statements of JCRA Financial LLC (the "Company") as of and for the year ended September 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misttatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of September 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

EisnerAmper LLP

Edison, New Jersey
November 30, 2010


EISNERAMPER